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Vault & Cellar

New American Restaurant

Middletown, VA 22645
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 3 for the next $10,000 invested.
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THE PITCH
Vault & Cellar is seeking investment to open a modern tavern-style bistro in Middletown, VA.
First Location
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OUR MISSION

The goal of Vault & Cellar is to open a modern tavern-style bistro that balances the elegance and soph
experience, while retaining the whimsy and approachability of a food truck in an area that is underserv
residentially, and becoming a tourist hub.We have placed a contingency offer on the building which us
Middletown, Va. We believe this is the perfect location to execute our vision, but need to secure financ

Great food - food prepared by skilled hands, from quality suppliers.
Great drink - a beverage program prepared with thought and intent.
Great service - It isn't called hospitality for nothing. Guests will be made to feel as that - guests - enjoy
provided by a service staff that cares.
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OUR STORY

Kari and Ian Rushing possess the combination of skills and experience in the hospitality industry, a hist
marketing that Vault & Cellar will need to succeed.

Ian started his career in Anchorage, Alaska, but focused his skills running an award winning producti
the stories of non-profits and for-profits alike, he's learned how to use SEO, social media, and web d
skills were recently proven when opening a meadery, that climbed to the top 3 search results for "br
year of being open. Ian looks forward to helping take such a solid business idea to the top of google

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Previous
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Financing (Down Payment for Real Estate) $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$500,000	$550,000	$588,500	$617,925	$636,462
Cost of Goods Sold	$384,615	$423,076	$452,691	$475,325	$489,584
Gross Profit	$115,385	$126,924	$135,809	$142,600	$146,878

EXPENSES

Rent	$30,000	$30,750	$31,518	$32,305	$33,112
Utilities	$16,800	$17,220	$17,650	$18,091	$18,543
Insurance	$1,500	$1,537	$1,575	$1,614	$1,654
Repairs & Maintenance	$10,596	$10,860	$11,131	$11,409	$11,694
Legal & Professional Fees	$2,400	$2,460	$2,521	$2,584	$2,648
Operating Profit	$54,089	$64,097	$71,414	$76,597	$79,227

This information is provided by Vault & Cellar. Mainvest never predicts or projects performance, and
financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
V&C Business Plan.pdf
Investment Round Status
Target Raise $15,000
Maximum Raise $80,000
Amount Invested $0
Investors 0

Achieve $50,000 profit per year by 2023.

Risk Factors
Changes in Economic Conditions Could Hurt Vault & Cellar

Factors like global or national economic recessions, changes in interest rates, changes in credit mark conditions, declining employment, changes in real estate values, changes in tax policy, changes in p crises, among other factors are unpredictable and could negatively affect Vault & Cellar's financial pe operate. In the event Vault & Cellar ceases operations due to the foregoing factors, it can not guara operations or generate revenue in the future. However, we have lived through one pandemic so we f

Limited Operating History

Vault & Cellar is a newly established entity and has no history for prospective investors to consider, received from the previous restaurant in the same location, which are strong.

Real Estate Risk

Vault & Cellar is still in the process of securing a location to lease, which will be necessary to condu Cellar is unable to find and secure a location that is adequate, investors may lose some or all of thei

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara Buying a Note is not like that at all. The ability of Vault & Cellar to make the payments you expect, an back, depends on a number of factors, including many beyond our control.

Limited Services

Vault & Cellar operates with a very limited scope, offering only particular services to potential clients in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi Cellar competes with many other businesses, both large and small, on the basis of quality, price, loc

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Vault & Cellar might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of oth
additional capital will be available when needed, or that it will be available on terms that are not adve
Vault & Cellar is unable to obtain additional funding when needed, it could be forced to delay its busi
altogether.

Changes in Economic Conditions Could Hurt Vault & Cellar

Factors like global or national economic recessions, changes in interest rates, changes in credit marl
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect Vault & Cellar's financial pe
operate. In the event Vault & Cellar ceases operations due to the foregoing factors, it can not guarar
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi
statements that have been audited by an independent accounting firm). Although Title III does requi
that you would make a different decision if you had more information.

Lack of Ongoing Information

Vault & Cellar will be required to provide some information to investors for at least 12 months followir
information is far more limited than the information that would be required of a publicly-reporting co
stop providing annual information in certain circumstances.

Uninsured Losses

Although Vault & Cellar will carry some insurance, Vault & Cellar may not carry enough insurance to r voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Vault & Cellar or management), which is responsible for monitoring Vault &
Vault & Cellar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Vault &
successful than your initial expectations.

You Do Have a Downside

Conversely, if Vault & Cellar fails to generate enough revenue, you could lose some or all of your mor

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Vault & Cellar, and the revenue of Vault & Cellar
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any o

Subordination

The Notes shall be subordinated to all indebtedness of Vault & Cellar to banks, commercial finance l
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu

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